

16022399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2015 (MM/DD/YY) AND ENDING September 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Group One Trading, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Ste. 3232
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam (312) 294-2345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Ste 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Group One Trading, L.P., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


Official Seal
Julie S Schremser
Notary Public State of Illinois
My Commission Expires 08/30/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the General Partner
Group One Trading, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Group One Trading, L.P. (the Partnership) as of September 30, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. as of September 30, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
November 22, 2016

Group One Trading, L.P.

Statement of Financial Condition
September 30, 2016

Assets	
Cash	$ 38,976
Securities owned, pledged, at fair value	2,877,920,344
Other assets	201,004
Total assets	$ 2,878,160,324
Liabilities and Partners' Capital	
Liabilities	
Payable to clearing broker	$ 976,311,971
Securities sold, not yet purchased, at fair value	1,806,022,683
Compensation payable	25,302,355
Accounts payable, accrued expenses and other liabilities	4,334,223
Liabilities other than General Partner's capital subject to mandatory redemption	2,811,971,232
General Partner's capital subject to mandatory redemption	47,295,260
Total liabilities	2,859,266,492
Partners' capital	18,893,832
Total liabilities and partners' capital	$ 2,878,160,324

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Group One Trading, L.P., a California limited partnership, (the Partnership) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Partnership is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

Significant accounting policies are as follows:

The Partnership follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Payable to clearing broker consists primarily of amounts due for settled and unsettled securities transactions.

General Partner's capital subject to mandatory redemption: The General Partner's capital subject to mandatory redemption is classified as a liability (see Note 3).

Income taxes: The Partnership is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income or loss.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2016. The Partnership is generally not subject to examination by United States federal and state tax authorities for the tax years before 2012.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)" ("ASU 2016-02"). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the impact the adoption of ASU 2016-02 will have on its financial statements.

Note 2. Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Partnership to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 2. Fair Value Measurement and Derivative Financial Instruments (Continued)

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national midpoint best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following summarizes the Partnership's assets and liabilities measured at fair value on a recurring basis at September 30, 2016, within the fair value hierarchy:

Description	Fair Value (Level 1)
Assets	
Securities owned:	
Equity securities	$ 1,781,520,277
Equity options	1,096,400,067
	$ 2,877,920,344
Liabilities	
Securities sold, not yet purchased:	
Equity securities	$ (857,865,623)
Equity options	(948,157,060)
Payable to clearing broker:	
Futures on equity products	(1,121,950)
	$ (1,807,144,633)

The Partnership had no financial instruments classified as Level 2 or Level 3 in the fair value hierarchy as of or during the year ended September 30, 2016.

At September 30, 2016, securities owned and held with the Partnership's clearing broker of $2,877,920,344 collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

The Partnership's derivative activities consist of the trading of exchange-traded equity options and futures contracts. As a liquidity provider in various exchange-traded equity option contracts, the Partnership employs arbitrage trading strategies between exchange-traded securities, options and futures contracts. Since the Partnership's trading is primarily arbitrage in nature, the notional value of open derivatives is not representative of the risk. The Partnership attempts to keep market risk exposure minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Partnership does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood under GAAP. Note 7 describes the risks associated with trading derivative contracts.

Note 3. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Partnership's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Partnership that may not be distributed, except upon dissolution of the Partnership. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Partnership to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Partnership is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Partnership's annual income is allocated to the Class A interest, and the balance is allocated to the Class B interest. Losses are first allocated to the Class B interest until such interest is reduced to zero, and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Partnership's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying financial statements.

The Partnership's limited partnership agreement also provides for three series of limited partnership assignees (the Assignees) with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees collectively receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The partnership agreement provides, among other things, that the Partnership shall dissolve no later than December 31, 2043.

Note 4. Related-Party Transactions

Pursuant to agreements, the Partnership provides Dynamex Trading, LLC (Dynamex) and Group One Futures Trading LLC (GOFT) (both subsidiaries of the General Partner) with certain administrative services. Included in other assets are amounts related to these services to Dynamex of $21,827. There were no amounts due to or due from the Partnership and GOFT as of September 30, 2016.

Dynamex also provides securities and derivatives execution services to the Partnership.

Note 5. Employee Compensation Plans

Trader's compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Partnership. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Included in compensation payable is contingent compensation payable to traders of $2,104,498.

Note 5. Employee Compensation Plans (Continued)

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Partnership. This compensation, which is in the form of cash and contingent compensation is expensed in the year awarded. Contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award and may be recaptured if, among other things, the Partnership does not achieve certain results and the employee is terminated.

Employees may be awarded vesting units in the General Partner. The units are partially vested and have no capital account or cash value at issuance. The units vest in full over a five-year period and may be forfeited, if among other things, the employee's employment terminates. A total of 19,512 units vested during the year and there were a total of 56,432 unvested units yet to vest.

The Partnership also maintains an employee unit-based investment plan, under which up to 1,000,000 units of the General Partner may be purchased by employees of the Partnership. The units are fully vested and may be restricted or unrestricted units of the General Partner. There are 605,734 units available as of September 30, 2016. A total of 62,368 units were issued during the year.

The Partnership maintains a 401(k) profit sharing plan covering all eligible employees. The Partnership may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 6. Commitments, Contingencies and Indemnifications

The Partnership leases office space, equipment, and communications services under non-cancelable operating lease agreements with third parties that expire on various dates through June 30, 2020. At September 30, 2016, minimum annual commitments pursuant to lease agreements that at inception had a non-cancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2017	$	2,654,708
2018		1,764,938
2019		1,344,260
2020		753,651
	$	6,517,557

In the normal course of business, the Partnership is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

The Partnership also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. Management of the Partnership expects the risk of loss to be remote.

Note 7. Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the

Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Partnership sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at September 30, 2016 at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2016.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared by Merrill Lynch Professional Clearing Corp. (the Clearing Broker), which also maintains and finances the Partnership's securities positions. Pursuant to agreement and SEC asset segregation rules, the risk is partially mitigated as the Clearing Broker is required to comply with the rules governing the segregation of customers' funds and securities. In the event of the insolvency of the Clearing Broker or in the event that it does not fulfill its obligations, the Partnership may be exposed to risk. The Partnership does not anticipate nonperformance by its Clearing Broker. In addition, the Partnership has a policy of reviewing the creditworthiness of its clearing broker on a regular basis.

Note 8. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital changes from day-to-day, but as of September 30, 2016, the Partnership had net capital of approximately $18,600,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital.

Note 9. Subsequent Events

Management of the Partnership evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.